AEGIS CAPITAL CORP.

810 Seventh Avenue, 18th Floor

New York, New York 10019

June 9, 2014

VIA EDGAR

Division of Corporation Finance

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Pamela Howell

Re:	Signal Genetics LLC – Request for Acceleration

Registration Statement on Form S-1

File No. 333-194668

Dear Ms. Howell:

Acting on behalf of the several underwriters, we hereby join in the request of Signal Genetics LLC that the effective date of the above-captioned Registration Statement be accelerated so that it will become effective at 5:30 p.m., Eastern Time, on June 11, 2014, or as soon thereafter as practicable.

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we, acting on behalf of the several underwriters, wish to advise you that, between June 2, 2014 and June 9, 2014, we distributed approximately 761 copies, as well as “E-red” copies of the Preliminary Prospectus dated June 2, 2014.

We confirm that we are aware of our obligations under the Securities Act of 1933, as amended, and that we have and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, with respect to the distribution of Prospectuses. We have been informed by the other underwriters and dealers participating in the distribution of this offering that such persons have and will comply with Rule 15c2-8 with respect to the distribution of Prospectuses.

Very Truly Yours, By: AEGIS CAPITAL CORPORATION By: /s/ Sam Guidetti Name: Sam Guidetti Title: Chief Compliance Officer